Filed Pursuant to Rule 433
Registration Statement Nos. 333-160987, 333-160987-01, 333-160987-02, 333-160987-03,
333-160987-04, 333-160987-05, 333-160987-06, 333-160987-07 and 333-160987-08

FPL GROUP CAPITAL INC

Pricing Term Sheet

May 13, 2010

Issuer:  FPL Group Capital Inc

Underwriters:

Banc of America Securities LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities Inc.

Designation:	2.55% Debentures, Series due November 15, 2013
Legal Format:	SEC Registered
Principal Amount:	$250,000,000
Date of Maturity:	November 15, 2013
Interest Payment Dates:	Each May 15 and November 15, beginning November 15, 2010
Coupon Rate:	2.55%
Price to Public:	99.934% of the principal amount thereof
Treasury Benchmark:	1.375% due May 15, 2013
Benchmark Treasury Yield:	1.42%
Spread to Benchmark
Treasury Yield:	115 basis points
Reoffer Yield:	2.57%
Trade Date:	May 13, 2010
Settlement Date:	May 18, 2010
Make-Whole Call:	At any time at 100% of the principal amount plus accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 20 basis points
CUSIP / ISIN Number:	302570 BH8 / US302570BH83

Expected Credit Ratings:*
Moody’s Investors Service, Inc.	“Baa1” (stable)
Standard & Poor’s Ratings Services	“BBB+” (stable)
Fitch Ratings	“A-” (negative)

*  A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium” and “Treasury Yield” have the meanings ascribed to those terms in the issuer’s Preliminary Prospectus Supplement, dated May 13, 2010.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322; Barclays Capital Inc. toll-free at 1-888-603-5847; Citigroup Global Markets Inc. toll-free at 1-877-858-5407; or J.P. Morgan Securities Inc. collect at 1-212-834-4533.